EXHIBIT 99.50

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                  TSX: GGG
February 2, 2004


                   GLENCAIRN APPOINTS CHIEF OPERATING OFFICER

Glencaim Gold Corporation (TSX: GGG) is pleased to announce the appointment of Kevin Drover as Chief Operating Officer.

Mr. Drover has more than 30 years of progressive, international management experience i1 the mining industry, most recently as Vice-President Operations for Kinross Gold Corp. During his five years with Kinross, he was also General Director of a Kinross subsidiary in Russia's far east that owns and operates the Kubaka Mine. Prior to joining Kinross he was General Manager of Black Hawk Mining Inc.'s Keystone Gold Mine in Manitoba. Mr. Drover had previously worked for Lac Minerals, BP Canada Resources' and Noranda Mining.

Mr. Drover will be based in Toronto. As COO, he will be responsible for Glencaim's operations in Nicaragua, Costa Rica and Canada.

"We are very pleased to have Kevin's 30 years of mining experience at work on our operations," said Glencairn President & CEO Kerry Knoll. "His international experience and knowledge of all types of mining, milling and heap leach operations will be a tremendous asset for the Company."

To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.ulencairngold.com.


Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the

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future  and other  factors.  The  Company  undertakes  no  obligation  to update
forward-looking   statements  if  circumstances  or  management's  estimates  or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.